Exhibit 19

CYCLACEL PHARMACEUTICALS, INC.

INSIDER TRADING AND DISCLOSURE POLICY

This document sets forth the policy regarding trading in the stock and other securities (the “Policy”) of Cyclacel Pharmaceuticals, Inc. (the “Company”) and, where applicable, the disclosure of such transactions. All references to the “Company” in the document include any subsidiaries of Cyclacel Pharmaceuticals, Inc.

Applicability

This Policy applies to all officers and employees of the Company, all members of the Company’s Board of Directors, and any consultants, advisors and contractors to the Company that the Company designates, as well as members of the immediate families and households of these persons. The Policy also applies to family trusts (or similar entities) controlled by or benefiting individuals subject to the Policy.

General Statement

Nonpublic information relating to the Company or its business is the property of the Company. The Company prohibits the unauthorized disclosure of any such non-public information acquired in the work-place or otherwise as a result of an individual’s employment or other relationship with the Company, as well as the misuse of any material non-public information about the Company or its business in securities trading.

Insider Trading Compliance Officer

The Company has designated the Audit Committee as its current Insider Trading Compliance body. Please direct your questions as to any of the matters discussed in this Policy to the Chair of the Audit Committee.

General Policies

The following are the general rules of the Policy that apply to all Company officers, employees, directors and consultants. It is very important that you understand and follow these rules. If you violate them, you may be subject to disciplinary action by the Company (including termination of your employment for cause). You could also be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgement in connection with any trade in the Company’s stock.

The terms “immediate family,” “material information” and “non-public information” are defined below.

Officers, directors, employees and consultants, advisors and contractors designated by the Company from time to time are subject to certain additional policies and restrictions. See “Additional Policies and Restrictions Applicable to Officers, Directors and Others Specified by the Company” on pages 6 to 9. The terms “black-out period” and “trading window” are defined in the same section.

1.

Don’t trade while in possession of material nonpublic information. From time to time you may come into possession of material nonpublic information as a result of your relationship with the Company. You may not buy, sell or trade in any stock of the Company or other securities involving the Company’s stock at any time while you possess material nonpublic information concerning the Company (whether during a ”black- out period”, if applicable, or at any other time). You must wait to trade until newly released material information has been made public for at least two full trading days (a trading day is a day on which the stock market is open).

2.

Pre-clear trades involving Company stock. If you are unsure about whether information you possess would qualify as material nonpublic information and whether you therefore should refrain from trading in the Company’s stock, you should pre-clear any transactions involving Company stock that you intend to engage in with the Compliance Officer.

3.

Don’t give nonpublic information to others. Don’t give nonpublic information concerning the Company (commonly referred to as “tipping”) to any other person, including family members, and don’t make recommendations or express opinions about trading in the Company’s stock under any circumstances.

4.

Don’t discuss Company information with the press, analysts or other persons outside of the Company. Announcements of Company information are regulated by Company policy (separate from this Policy) and may only be made following approval by the Company’s Disclosure Committee. Laws and regulations govern the nature and timing of such announcements to outsiders or the public and unauthorized disclosure could result in substantial liability for you, the Company and its management. If you receive enquiries by any third party about Company information, you should notify the Compliance Officer immediately.

5.	Don’t participate in Internet “chat rooms” in which the Company is discussed. You may not participate in on-line dialogues (or similar activities) involving the Company, its business or its stock.
6.

Don’t use nonpublic information to trade in other companies’ stock. Don’t trade in the stock of the Company’s customers, vendors, suppliers or other business partners when you have nonpublic information concerning the Company or these business partners that you obtained in the course of your relationship with the Company and that would give you an advantage in trading.

7.

Don’t engage in speculative transactions involving the Company’s stock. Don’t engage in any transactions that suggest you are speculating in the Company’s stock (that is, that you are trying to profit from short-term movements, either increases or decreases, in the stock price). You may not engage in any short sale, “sale against the box” or any equivalent transaction involving the Company’s stock (or the stock of any of the Company’s business partners in any of the situations described above). A short sale involves selling shares that you do not own at a specified price with the expectation that the price will go down so you can buy the shares at a lower price before you have to deliver them.

Note that many hedging transactions, such as “cashless collars”, forward sales, equity swaps and other similar or related arrangements may indirectly involve a short sale. The Company discourages you from engaging in such transactions and requires that any such transaction be carefully reviewed by the Compliance Officer prior to the time you enter into it. The Compliance Officer will assess the proposed transaction and, in light of the facts and circumstances, make a determination as to whether the proposed transaction may be completed or would violate this Policy. In addition, if you are trading in Company stock pursuant to a “blind trust” or a Rule 10b5-1( c ) trading program (see “Exceptions for Blind Trusts and Pre-Arranged Trading Programs” below), there may be additional restrictions on your ability to engage in a hedging transaction.

In addition, the Company recommends that you do not margin or pledge your Company stock to secure a loan to you and that you do not purchase Company stock ”on margin” (that is, borrow funds to purchase stock, including in connection with exercising any Company stock options).

8.

Make sure your family members and persons controlling family trusts (and similar entities) do not violate this Policy. For the purposes of this Policy, any transactions involving Company stock in which members of your immediate family engage, or by family trusts, partnerships, foundations and similar entities over which you or members of your immediate family have control, or whose assets are held for the benefit of you or your immediate family, are the same as transactions by you. You are responsible for making sure that such persons and entities do not engage in any transaction that would violate this Policy if you are engaged in the transaction directly.

(Certain family trusts and other entities of this type having an independent, professional trustee who makes investment decisions on behalf of the entity, and with whom you do not share Company information, may be eligible for an exemption from this rule. Please contact the Compliance Officer if you have questions regarding this exception. You should assume that this exception is not available unless you have first obtained the approval of the Compliance Officer.)

Exceptions to the General Policies

The following exceptions to the general insider trading policies apply:

1.	Exceptions for Purchases Under Employee Stock Option and Stock Purchase Plans.

The exercise (without a sale) of stock options under the Company’s stock option plans and the purchase of shares under the Company’s employee stock purchase plan are exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

But, any subsequent sale of shares acquired under a Company stock plan is subject to this Policy.

2.	Exceptions for Blind Trusts and Pre-Arranged Trading Programs.

Rule 1 0b5-1( c ) of the Securities Exchange Act of 1934 provides an affirmative defence against insider trading liability under federal securities laws for a transaction done pursuant to “blind trusts” (generally, trusts or other arrangements in which investment control has been completely delegated to a third party, such as an institutional or professional trustee) or pursuant to a written plan, or a binding contract or instruction, entered into in good faith at a time when the insider was not aware of material nonpublic information, even though the transaction in question may occur at a time when the person is aware of material nonpublic information. The Company may, in appropriate circumstances, permit transactions pursuant to a blind trust or a pre-arranged trading program that complies with Rule 1 0b6-1 to take place during periods in which the individual entering into the transaction may have material nonpublic information or during black- out periods.

If you wish to enter into a blind trust arrangement or a pre-arranged trading program, you must notify the Compliance Officer. The

Compliance Officer will review proposed arrangements to determine whether they will or may result in transactions taking place during periods in which you may be in possession of material nonpublic information. The Company reserves the right to bar any transactions in Company stock, even those pursuant to arrangements previously approved, if the Company determines that such a bar is in the best interests of the Company.

Application of Policy After Employment Terminates

If your employment terminates at a time when you have or think you may have material nonpublic information about the Company or its business partners, the prohibition on trading on such information continues until such information is absorbed by the market following public announcement of it by the Company or another authorized party, or until such time as the information is no longer material. If you have any questions as to whether you possess material nonpublic information after you have left the employ of the Company, you should direct questions to the Compliance Officer.

Potential Criminal and Civil Liability and/or Disciplinary Action

The penalties for “insider trading” include civil fines of up to three times the profit gained or loss avoided, and criminal fines of up to $1,000,000 and up to ten years in jail for each violation. You can also be liable for improper transactions by any person to whom you have disclosed nonpublic information or made recommendations on the basis of such information as to trading in the Company’s securities (tippee liability).

The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers (“NASD”) use sophisticated electronic surveillance techniques to uncover insider trading. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for further participation in the Company’s equity incentive plans or termination of employment for cause.

Definitions used in this Policy

1.	Immediate Family

The following persons are considered members of your “immediate family”; your spouse, parents, grandparents, children, grandchildren and siblings, including any such relationship that arises through marriage or by adoption. It also includes members of your household, whether or not they are related to you.

2.	Material Information

It is not possible to define all categories of “material” information, but information should be regarded as material if it is likely that it would be considered important to an investor in making an investment decision regarding purchase or sale of the Company’s stock.

While it may be difficult to determine whether particular information is material or not, there are some categories of information that are particularly sensitive and that should almost always be considered material. Examples include, but are not limited to,: financial results and projections (especially to the extent the Company’s own expectations regarding its future financial results differ from analysts’ expectations), news of a merger or acquisition, gain or loss of a major customer or supplier, major product announcements, changes in senior management, a change in the Company’s accountants or accounting policies, or any major problems or successes of the business. Either positive or negative information may be material. If you have any questions regarding whether information you possess is material or not, you should contact the Compliance officer.

3.	Nonpublic Information

Information about the Company is considered to be “nonpublic” if it is known within the Company but not yet disclosed to the general public. The Company generally discloses information to the public either via press releases or in the regular quarterly and annual reports that the Company is required to file with the SEC. Information is considered “public” only after it has been publicly available, through press release or otherwise, for at least forty-eight hours. If you have any questions regarding whether any information you possess is nonpublic or has been publicly disclosed, you should contact the Compliance Officer.

Changes to the Policy

From time to time, this policy may need to be amended due to changes in the Law, the Company’s operations or NASDAQ requirements, but , as a minimum, it will be subject to annual review by the Board of Directors.

Questions

Please direct questions you have regarding this Policy and any transactions in Company securities to the Company’s Insider Trading Compliance Officer.

Additional Policies and Restrictions Applicable to Officers,
Directors and Others Specified by the Company

The following additional policies and restrictions (the “Additional Policies”) apply to executive officers, directors and certain other officers, employees and consultants of the Company, as designated from time to time by the Compliance Officer. If you violate these rules, you may be subject to disciplinary action by the Company (including termination of your employment for cause). In addition, you could be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgement in connection with any trade in the Company’s stock.

Persons subject to these Additional Policies are also subject to the general policies described in the preceding section (with the more restrictive policy applying in any case where there is a conflict).

The terms “immediate family”, “material information” and “nonpublic information” were defined above. The terms “black-out period” and “trading window” are defined at the end of this Additional Policies section.

1.	Don’t trade during black -out periods.

The Company prohibits all executive officers, member of the Board of Directors, and certain other officers, employees and consultants designated by the Company from trading during black-out periods (whether regularly scheduled black-out periods, or special black-out periods implemented from time to time). It is your responsibility to know when the Company’s regular quarterly black-out periods begin (you will be notified when they end). If you are informed that the Company has implemented a special black-out period, you may not disclose the fact that trading has been suspended to anyone, including the Company employees (who may themselves not be subject to the black-out), family members (other than those subject to this Policy who would be prohibited from trading because you are), friends or brokers. You should treat the imposition of a special black-out period as material nonpublic information.

Remember to cancel any “limit” orders or other pending trading orders you have in place during a black-out period (unless the orders were made pursuant to an approved Rule 1 0b5-1( c ) trading program).

You are subject to the black-out periods if you are listed on Attachment A to this Policy. This list may be changed from time to time to add or remove persons as appropriate. If you are added to the list of persons subject to the Company’s black¬out periods, you will be notified by the Compliance Officer.

2.

You must pre-clear all trades involving the Company’s stock. All executive officers, members of the Board of Directors, and certain other officers, employees and consultants designated by the Company, must refrain from trading in the Company’s stock, even during an open trading window, unless they first comply with the Company’s pre- clearance procedures. To pre-clear a transaction, you must get the approval of the Compliance Officer before you enter into the transaction. In pre-clearing a trade, and in addition to reviewing the substance of the proposed trade, the Compliance Officer may consider whether it will be possible for both the individual and the Company to comply with any applicable public reporting requirements. You should contact the Compliance officer at least 3 days before you intend to engage in any transaction to allow enough time for pre-clearance procedures.

You are required to pre-clear all transactions involving Company stock if you are listed on Attachment A to this Policy. If you are added to the list of persons subject to the Company’s mandatory pre-clearance policy, you will be notified by the Compliance Officer.

3.

You must pre-clear any margin transactions involving Company stock. If you are listed on Attachment A or Attachment B, you may not enter into any margin transaction involving Company stock unless you have first pre-cleared it with the Compliance Officer. The Compliance Officer will review proposed margin transactions in light of guidelines (including pubic reporting guidelines) that he or she from time to time establishes with input from the Board of Directors, if appropriate.

4.

You must pre-clear hedging or derivatives transactions involving Company stock. The Company discourages persons listed on Attachment A or Attachment B from engaging in hedging or derivative transactions, such as “cashless collars”, forward contracts, equity swaps or other similar or related transactions. If you wish to engage in such a transaction, you must pre-clear it with the Compliance Officer, who will review the proposed transaction in light of guidelines (including public reporting guidelines) that he or she from time to time establishes, with input as appropriate from the Board of Directors and outside legal counsel.

5.

Observe the Section 16 liability rules applicable to officers and Board members and 10% stockholders. Certain officers of the Company, members of the Company’s Board of Directors and 10% stockholders must also conduct their transactions in Company stock in a manner designed to comply with the “short-swing” trading rules of Section 16(b) of the Securities Exchange Act of 1934. The practical effect of these provisions is that officers and directors who purchase and sell, or sell and purchase, Company securities within a six-month period must disgorge all profits to the Company whether or not they had any nonpublic information at the time of the transactions.

If you are subject to Section 16, you are listed on Attachment B to this Policy.

6.

Comply with public securities law reporting requirements. Federal securities laws require that officers, directors, large stockholders and affiliates of the Company publicly report transactions in Company stock (on Forms 3, 4 and 5 under Section 16, Form 144 with respect to restricted and control securities, and, in certain cases, Schedules 13D and 13G). The Company takes these reporting requirements very seriously and requires that all persons subject to public reporting of Company stock transactions adhere to the rules applicable to these forms. Where issues arise as to whether reporting is technically required (particularly issues that turn on facts specific to the transaction and the individuals involved, or on unsettled issues of law), the Company encourages its insiders to choose to comply with the spirit and not the letter of the law – in other words, to err on the side of fully and promptly reporting the transaction even if not technically required to do so.

7.

Comply with trading restrictions imposed in connection with pension plan blackout periods. Federal securities laws prohibit Section 16 officers and directors of public companies from trading in company securities during a “pension plan blackout period”. The Company is required to provide you with advance notice of a pension plan blackout period. If you receive such a notice, you must refrain from engaging in most transactions involving Company securities (including exercising stock options, notwithstanding the provisions contained in “Exemptions for Purchases Under Employee Stock Option and Stock Purchase Plans” above) until the pension plan blackout period has terminated. If you engage in a prohibited transaction during a pension plan blackout period, you will be required to turn over profits on the transaction (which may include amounts in excess of actual economic profits you realize on the transaction) to the Company.

In addition, where the Company is required to report transactions by individuals, the Company expects full and timely cooperation by the individual.

Exceptions for Emergency, Hardship or Other Special Circumstances.

In order to respond to emergency, hardship or other special circumstances, exceptions to the prohibition against trading during black-out periods will require the approval of the Compliance Officer.

Application of Policy After Employment Terminates

If you are subject to the black-out periods imposed by this Policy and your employment terminates during a black-out period (or if you otherwise leave while in possession of material nonpublic information), you will continue to be subject to the Policy, and specifically to the ongoing prohibition against trading, until the black-out period ends (or otherwise until the close of the second full trading day following public announcement of the material nonpublic information).

Definitions

1.

Black-Out Period. During the end of each fiscal quarter and until public disclosure of the financial results for that quarter, persons subject to this Policy may possess material nonpublic information about the expected financial results for the quarter. Even if you don’t actually possess any such information, any trades by you during that period may give the appearance that you are trading on inside information. Accordingly, the Company has designated a regularly scheduled quarterly “black-out period” on trading beginning on the twenty fourth day of the last month of each quarter and ending at the close of the second full trading day (day on which the stock market is open) after disclosure of the quarter’s financial results.

In addition to the regularly-scheduled black-out periods, the Company may from time to time designate other periods of time as a special black- out period (for example, if there is some development with the Company’s business that merits a suspension of trading by Company personnel). The Company may not widely announce the commencement of a special black-out period, as that information can itself be sensitive information. For this reason, it is extremely important that you adhere to the pre- clearance procedures outlined in this Policy to ensure that you do not trade during any special black-out period.

2.

Trading Window. The period outside a black-out period is referred to as the “trading window”. Trading windows that occur between the regularly- scheduled quarterly black-out periods can be “closed” by the imposition of a special black-out period if there are developments meriting a suspension of trading by Company personnel.

INSIDER TRADING POLICY

ACKNOWLEDGMENT

I certify that I have read, understand and agree to comply with the Cyclacel Pharmaceuticals, Inc. Insider Trading and Disclosure Policy. I agree that I will be subject to sanctions imposed by the Company, in its discretion, for violation of the Policy, and that the Company may give stop- transfer and other instructions to the Company’s transfer agent against the transfer of Company securities as necessary to ensure compliance with the Policy. I acknowledge that one of the sanctions to which I may be subject as a result of violating the Company’s policy is termination of my employment including termination for cause.

Date:	Signature:
	Printed Name:	Datuk Dr. Doris Wong Sing Ee

ATTACHMENT A

CYCLACEL PHARMACEUTICALS, INC.

PERSONS SUBJECT TO BLACK-OUT PERIODS
OF INSIDER TRADING POLICY

Name	Title (if any)
ALL EMPLOYEES
CONSULTANTS
CONTRACTORS
MEMBER OF THE BOARD OF DIRECTORS

ATTACHMENT B

CYCLACEL PHARMACEUTICALS, INC.

PERSONS SUBJECT TO SECTION 16

Name	Title (if any)
Datuk Dr. Doris Wong Sing Ee	Chief Executive Officer
Kiu Cu Seng	Chief Financial Officer & Secretary
Kwang Fock Chong	Director